Debbie A. Klis, Partner
1990 K Street, NW
Suite 420
Washington, D.C. 20006
Tel: +1 202.935.3390
Email: debbie.klis@rimonlaw.com

January 25, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 11 to Registration Statement on Form S-4
Filed January 12, 2024
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated January 23, 2024 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 12 to the Registration Statement (the “Amendment”) via EDGAR.

In order to facilitate the review by the Staff of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 11 to Form S-4

General

1. We note your response to prior comment 4. It appears that you commenced the offering of securities to the PIPE purchaser privately and are attempting to complete the offering through a public offering. Please note that a transaction that commenced privately cannot be converted to a registered offering. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the Company, Graphjet and the PIPE Investor executed and amended and restated share purchase agreement on January 24, 2024 to reflect the fact that within 60 calendar days after the closing, combined entity the Company will file a registration statement with the SEC to register the resale or transfer of the Energem Shares issued to the PIPE Investor. In addition, the Company amended the disclosure throughout the Amendment (see pages 6, 12, 32, 35, 53, 89 and 143) to reflect the fact that securities acquired by the PIPE purchaser are not part of the registered offering on Form S-4, and that the combined entity will file a registration statement with the SEC to register the resale or transfer of the Energem Shares issued to the PIPE Investor.

Note 2 - Summary of Significant Accounting Policies

Marketable Securities Held in Trust Account, page F-27

2. We note your disclosure on page F-27 that as of September 30, 2023, substantially all of the assets held in the Trust Account were held in government securities. We also note your disclosure on page 49 that on or about August 8, 2023, you instructed Continental Stock Transfer & Trust Company and J.P. Morgan Securities LLC to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of your initial business combination or liquidation of the company. Please advise or reconcile the discrepancy.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the disclosure on page F-27 is correct because as of September 30, 2023, substantially all of the assets held in the Trust Account were held in government securities as of that date. The disclosure on page 49 of the Amendment has been corrected to advise that on August 8, 2023, Energem did indeed instruct Continental Stock Transfer & Trust Company (“CSTT”) and J.P. Morgan Securities LLC to liquidate the U.S. government treasury obligations, and directed these parties to transfer the funds in the Trust Account to Citi Agency & Trust (“Citi”), which occurred on August 10, 2023, for investment in money market funds. Thereafter, pursuant to the executed Third Amendment to the Investment Management Trust Agreement effective January 24, 2024 between the Company and CSTT, Citi was directed to liquidate the Company’s investments in money market funds immediately and to hold all funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of consummation of our initial business combination or our liquidation (see page 49).

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If you have any additional questions regarding any of our responses or the Amendment to the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer

Energem Corp